SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Q310 Interim Management Statement

Embargo: 10 November 2010

PRUDENTIAL PLC THIRD QUARTER 2010 INTERIM MANAGEMENT STATEMENT

CONTINUED STRONG MOMENTUM WITH 9 MONTH NEW BUSINESS SALES OF £2,464 MILLION

• GROUP-WIDE SALES OF £2,464 MILLION UP 24 PER CENT. NEW BUSINESS PROFIT UP 21 PER CENT

• ROBUST GROWTH IN ASIA CONTINUES WITH YEAR TO DATE SALES UP 32 PER CENT AND YEAR TO DATE NEW BUSINESS PROFIT UP 34 PER CENT. HIGHEST THIRD QUARTER SALES FOR OUR ASIAN BUSINESS, UP 25 PER CENT

• SUSTAINED SALES MOMENTUM IN US. YEAR TO DATE SALES UP 33 PER CENT AT ATTRACTIVE MARGINS

• UK FOCUS ON VALUE OVER VOLUME CONTINUES TO DELIVER HIGHER NEW BUSINESS PROFIT, UP 14 PER CENT

• ASSET MANAGEMENT NET INFLOWS OF £6.2 BILLION, DRIVEN BY VERY HEALTHY M&G RETAIL NET INFLOWS OF £5.1 BILLION

• CAPITAL POSITION REMAINS STRONG - IGD SURPLUS ESTIMATED AT £3.4 BILLION 1

	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
Group Insurance 2, 3
Sales - APE	£2,464m	£1,980m	24%	£809m	£689m	17%
New Business Profit4	£1,345m	£1,116m	21%
Margin - APE %	55%	56%	(1)pt

Investment Net Inflows	£6.2bn	£13.0bn	(52%)	£1.8bn	£2.9bn	(39%)

Tidjane Thiam, Group Chief Executive said:

"The Group's performance in the third quarter has been strong.  Prudential continues to grow fast and profitably.  Group-wide year to date sales are up by 24 per cent and new business profit for the same period is up 21 per cent. This is in line with our stated strategy of allocating capital to the geographies and products with the best profitable growth opportunities.  We do this with discipline and a clear focus on capital efficiency as well as balance sheet strength.

Our momentum in Asia has continued with year to date APE sales up 32 per cent to £1,066 million (2009: £806 million).  APE sales for the third quarter of £353 million increased by 25 per cent versus the third quarter 2009 (£282 million).  This performance was broad based across our markets validating our chosen geographic footprint.  New business profit increased by 34 per cent to £621 million in the year to date (2009: £465 million) meaning that Asia represented 46 per cent of total new business profit. We have continued to focus on writing higher quality regular premium business, with 94 per cent of total APE being regular premium, with a significant proportion of health and protection products. The richness of our product mix, combined with changes in country mix, with a lower proportion of our sales in Korea has allowed us to achieve a new business profit margin of 58 per cent which is consistent with last year.

In the US, Jackson delivered year to date APE sales of £850 million, up 33 per cent over the same period in 2009 (£640 million). New business profit grew 10 per cent to £532 million (2009: £482 million).  Year to date new business margins of 63 per cent have fallen from the exceptionally high levels achieved in 2009 (75 per cent), when Jackson was able to take advantage of the extreme dislocation then prevalent in the bond markets. We continue to write new business at internal rates of return in excess of 20 per cent. Our focus remains on optimising the balance between value, volume and capital consumption which means that we are still selling large volumes of variable annuities whilst containing fixed annuity sales. We do not target volume or market share, however the unique context created by the difficulties encountered by some of our peers means that Jackson was ranked fourth in variable annuity sales in the first half of 2010 while increasing its market share to 10.55 per cent from 8.1 per cent for the full year 2009. We will continue to manage our sales with a primary focus on value over volume.

In the UK, Prudential remains a market leader in its chosen product categories of individual annuities and with-profits. Here too, we continue to focus on balancing writing new business with sustainable cash generation and capital preservation.  Total APE sales of £548 million were up 3 per cent on the first nine months of 2009.  New business profit grew 14 per cent year to date to £192 million (2009: £169 million). The new business margin improved to 35 per cent in the first nine months of 2010 from 32 per cent in the same period of 2009, primarily due to increased margins on with-profits bond business combined with strong margins achieved on shareholder-backed annuity business.

In asset management, M&G's net inflows remain very healthy year to date, particularly M&G Retail, aided by ongoing excellent investment performance from M&G's flagship funds.  2009 was an exceptional year for M&G with heavy investment in our top-performing bond funds to exploit a unique context in fixed income markets. Over the past nine months, M&G has attracted net fund inflows of £6.2 billion (2009: £11.1 billion) including year to date net inflows of £5.1 billion for our retail business which continues to be the number one UK fund manager in terms of quarterly net retail sales.  Indeed, M&G's Retail business in the UK has been number one for net retail sales over seven consecutive quarters, based on data to the end of June 2010.   M&G's total funds under management at 30 September 2010 were £191.2 billion, up 10 per cent on the 2009 year end (2009: £174 billion) and 13 per cent on the third quarter of 2009.  In Asia, total funds under management exceed £50 billion for the first time and closed the quarter at £50.3 billion.

We remain well positioned to deliver strong growth and generate strong returns for our shareholders, based on the Group's proven strategy, our brand and market position in the countries where we choose to operate, the power of our distribution and the quality of our teams.  South East Asia, with its high rates of GDP growth, saving habits and low penetration of insurance products, remains the most attractive long-term opportunity in our industry and the primary focus for our growth and investment. This opportunity, supported by our strong position in the US, our focused business in the UK and market leading asset management businesses, means we view our future with confidence and believe that we will continue to outperform our competitors in our chosen markets."

1   After payment of 2010 interim dividend
2  Asia 2010 and 2009 comparative APE new business sales and new business profit exclude the Taiwan agency business disposed of during Q2 2009 and the Japanese insurance operations which we have closed to new business from 15 February 2010

3 Unless otherwise stated all growth rates are on a sterling basis. Growth rates on constant currency are presented on schedule 1B of the Interim Management Statement
4   For Q3 2010 we have presented year to date new business profit and margin for the period ended 30 September 2010 and the comparative period.  The assumptions underlying new business profit are presented in schedule 5 to the Interim Management Statement

5   Source: VARDS/Morningstar

1. Q3 2010 Business Unit financial highlights

Sales - APE	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
Insurance
Asia6	£1,066m	£806m	32%	£353m	£282m	25%
US	£850m	£640m	33%	£290m	£249m	16%
UK	£548m	£534m	3%	£166m	£158m	5%
Total Group Insurance	£2,464m	£1,980m	24%	£809m	£689m	17%

New Business Profit7	YTD 2010	YTD 2009	% change on YTD 09
Asia	£621m	£465m	34%
US	£532m	£482m	10%
UK	£192m	£169m	14%
Total Group Insurance	£1,345m	£1,116m	21%

Margin - APE %	YTD 2010	YTD 2009	% change on YTD 09
Asia	58%	58%	-
US	63%	75%	(12)pts
UK	35%	32%	3pts
Total Group Insurance	55%	56%	(1)pt

Investment Net Inflows	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change8 on Q3 09
M&G	£6.2bn	£11.1bn	(44%)	£1.5bn	£2.5bn	(39%)
Asia Asset Management	-	£1.9bn	(102%)	£0.3bn	£0.4bn	(39%)
Total	£6.2bn	£13.0bn	(52%)	£1.8bn	£2.9bn	(39%)

6  Asia 2010 and 2009 comparative APE new business sales and new business profit exclude the Taiwan agency business disposed of during Q2 2009 and the Japanese insurance operations which we have closed to new business from 15 February 2010
7  For Q3 2010 we have presented year to date new business profit and margin for the 9 month period ended 30 September 2010 and the comparative period.  The assumptions underlying new business profit are presented in schedule 5 to the Interim Management Statement
 8 Percentages based on unrounded numbers

1.1 Asia Insurance operations
Asia	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
Sales - APE	£1,066m	£806m	32%	£353m	£282m	25%
New Business Profit	£621m	£465m	34%
Margin - APE %	58%	58%	-

Economic conditions in Asia during the third quarter 2010 continued to be very positive as Asian economies have performed strongly in a challenging global context.  GDP in the region is expected to grow 8 per cent this year.  Market conditions for the life insurance industry across Asia have also generally been positive, with the notable exception of India, where the regulatory changes that came into effect in September are expected to significantly reduce new business growth in this market over the short to medium term.  Although we believe that the recent changes will have a positive impact on the profitability of the Indian market in the medium term, their short-term impact is very negative.

In this context, Prudential has continued to deliver very strong and profitable new business growth.  APE for the third quarter of £353 million increased by 25 per cent over the same period in 2009 and APE of £1,066 million for the first nine months of 2010 has grown by 32 per cent over the same period in 2009. We remain focused on the attractive markets of South-East Asia (including Hong Kong) where our year to date APE sales were up 43 per cent to £693 million. We continue to either increase or hold our market share in all markets except for Korea where we deliberately stayed away from sales of short term interest sensitive products and in Hong Kong where some banks have pursued a volume driven strategy and have been writing significant quantities of what we consider to be lower margin business to secure market rankings.

Total average agency headcount at 154,000 excluding India, has increased by 11 per cent over last year and average APE per agent has increased by 11 per cent reflecting successful productivity initiatives.  Both these factors have allowed us to achieve a 35 per cent increase in agency new business. The bancassurance channel represented 27 per cent of the year to date total APE and grew at 36 per cent, a faster rate than agency partly due to the success of our bank distribution agreement with UOB announced earlier this year. We are pleased by the performance of the new UOB distribution arrangements which have delivered APE sales of £22 million this year and which are now active in Singapore, Thailand and Indonesia.

Our continued focus on writing quality business has again delivered a profitable product mix, with regular premium business representing 94 per cent of total APE with a significant proportion of health and protection (25 per cent of APE), where APE sales grew by 22 per cent to £263 million. The proportion of linked business at 43 per cent is consistent with the same period last year.  Par business APE sales increased by 46 per cent (30 per cent of APE) as customers' appetite for stable returns grew during the period.  The quality of our Asian new business is reflected in the 34 per cent increase in year to date new business profits to £621 million, equivalent to a margin of 58 per cent.  We expect the margin at the full year to be at or around this level.

Policy attrition rates peaked in the first half of 2009. Since then persistency has been on an improving trend and we are actively taking steps to drive further improvements through initiatives such as converting cash premium payments to direct bank account transfers. In the last three months we saw a continuation of the small negative variances experienced in the first half of the year.  These are manageable and unsurprising given the depth of the financial crisis.

With the exception of India we expect that the favourable market conditions will persist for the remainder of the year, sustaining our sales momentum.  A high 2009 fourth quarter comparator and uncertainty around the market impact of the recent regulatory changes in India will, nevertheless, mean that at the full year although we expect to show strong growth it will not be at the same rate reported in the year to date.

Looking at developments of our sales in each major market:

China
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£42m	£34m	24%	£15m	£13m	15%

In China, Prudential's share of new business volumes for the first nine months of 2010, reflecting our 50 per cent ownership of the CITIC-Prudential joint venture, is £42 million up 24 per cent on 2009. CITIC-Prudential's average agent numbers have declined by 15 per cent compared to the same period last year as we are maintaining our discipline around exiting non-productive agents. Replacing these agents with quality new recruits remains challenging in a highly competitive environment. However, this has been more than offset by a significant increase in average APE per agent of 38 per cent reflecting our focus on quality and productivity management. The bancassurance channel is performing very well with sales up 30 per cent.  Our joint venture partner CITIC-Bank in particular is showing strong growth and generating 30 per cent of the total bank new business year to date, however we also work successfully with a number of other domestic banks, including ICBC, and leading international banks. Our multi-channel distribution approach to this market is delivering results, with an approximate split of 50:50 between agency and bancassurance.

Hong Kong
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£195m	£150m	30%	£65m	£55m	18%

Hong Kongcontinues to deliver strong, profitable growth with year to date APE of £195 million, an increase of 30 per cent over the prior year.  A key driver of this performance is our market leading agency force where average agent numbers for the year to date are up 15 per cent and average APE per agent has increased by 19 per cent.

The bancassurance channel also continues to perform well and is demonstrating strong momentum over the same period last year, with new business volumes up 28 per cent. Sales from our very successful bancassurance agreement with Standard Chartered Bank rose by 28 per cent, benefiting from higher production by bank staff and new product launches.

India
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£167m	£116m	44%	£48m	£40m	20%

In India, ICICI-Prudential saw resurgence in new business volumes during the first eight months of 2010 following on from the market related decline in 2009. However, from 1 September 2010 the industry is operating under new regulations that will significantly change the market; in summary unit linked policies are now subject to charging caps and lock in periods. Over the medium to long term we believe these changes will have a positive impact on the market as the emphasis will shift from investment products to savings and protection, but in the shorter term we anticipate that new business volumes and margins will decrease sharply as the industry goes through a period of adjustment.

At ICICI-Prudential we have planned for the new regulations by downsizing our agency force (reduced by 28 per cent to 176,000 at 30 September 2010 compared to the same date last year) and generally increasing our focus on operational efficiency. Prudential's share of new business for September 2010 was down 48 per cent on August 2010 and we expect this trend to continue or worsen for the rest of the year.

Indonesia

	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£188m	£126m	49%	£59m	£43m	37%

Growth in Indonesia continues at a high pace with £188 million of new business volume up 49 per cent on the first nine months of 2009.  Agency continues to be the predominant distribution channel and our successful agency management system has driven an 11 per cent increase in average agency numbers (to 82,000) and a 13 per cent increase in the APE per agent. Takaful linked products remain a significant contributor at 20 per cent of the new business mix.

Korea
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£69m	£96m	(28)%	£23m	£30m	(23)%

The market in Korea remains very challenging.  Our unwillingness to compete in the low margin, high capital guaranteed products sector is the main factor behind the 28 per cent decline in new business volumes over the first nine months of 2009 to £69 million.  We are focussed on building our proprietary distribution with our high quality agency force and are confident that our business in Korea has now been stabilized with a viable strategy and business model. Persistency experience in Korea continues to be on an improving trend.

Malaysia
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£129m	£84m	54%	£52m	£32m	63%

Malaysia has delivered an exceptionally strong performance in the first nine months of 2010 with new business APE up 54 per cent over the same period last year.  This follows sales growth of 43 per cent during 2009 over 2008.  Agency dominates our distribution in Malaysia and average agent numbers for the first nine months of 2010 are up 12 per cent over the same period last year and average APE per agent is up 30 per cent reflecting renewed confidence in the market. New business growth has been enhanced by promotional activity including the cross selling of par products to existing customers generating 19 per cent of new business APE in the period.

Singapore
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£118m	£80m	48%	£43m	£29m	48%

Singapore also had a very strong first nine months of 2010, with new business volumes up 48 per cent to £118 million driven by promotional activity and increased agency productivity. Average agency headcount for the year to date remains in line with last year despite some aggressive competitor targeting activity in the market.  Average APE per agent is up 26 per cent. The proportion of par business increased to 44 per cent year to date compared to 36 per cent for the same period last year.

The bancassurance channel delivered 29 per cent of the year to date new business, up from 23 per cent last year and within this the new UOB relationship is performing very well. It has produced 39 per cent of year to date APE for the bank channel and 11 per cent of the total APE.

Taiwan
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£95m	£77m	23%	£25m	£26m	(4%)

Following our exit from the agency channel in 2009, Taiwan is now successfully focussed on bancassurance distribution principally with partners E.Sun and Standard Chartered Bank. New business volumes of £95 million for year to date are up 23 per cent on the same period last year. We have succeeded in increasing the proportion of protection business in the mix from 13 per cent for the first nine months last year to 16 per cent for the same period this year.

Others - Philippines, Thailand and Vietnam
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£64m	£43m	49%	£23m	£16m	44%

In the first nine months of 2010 Vietnam delivered a strong result with APE sales up 17 per cent on the prior period driven by an increase in average agent numbers to approximately 33,000.  Both Philippines and Thailand delivered record results, up 100 per cent and 82 per cent respectively driven by strong out-performance in bancassurance and a revitalised agency force supported by strong recruitment.  Our new distribution relationship with UOB in Thailand is already contributing 40 per cent of the total APE.

Japan
We announced at the start of 2010 that PCA Life Japan was suspending writing new business sales with effect from 15 February 2010. New business sales for Japan in 2010 amounted to £7 million (first nine months of 2009: £40 million).  In order to more accurately reflect the results of our ongoing Asian operations, all of the headline financial metrics included in this announcement exclude the contribution from Japan.

1.2 US operations

a) Insurance operations

US	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
Sales - APE	£850m	£640m	33%	£290m	£249m	16%
New Business Profit	£532m	£482m	10%
Margin - APE %	63%	75%	(12)pts

The US equity markets continued to experience significant volatility during the first nine months of 2010 while interest rates steadily declined and AA corporate spreads remained flat.  Volatility increased during the second quarter before declining in the third quarter to end the period up slightly from year end 2009.  Companies that were hit hardest by the market disruption of the last two years are in general still struggling to regain market share as customers and distributors continue to seek product providers that offer consistency, stability and financial strength.  Jackson continues to benefit significantly from this flight to quality as its financial strength ratings from the four primary rating agencies have remained unchanged for more than seven years. Our strategy continues to focus on balancing value, volume and capital consumption both for variable and fixed annuities.  Jackson sold no institutional products during the first nine months of 2010, as available capital was directed to support higher-margin variable annuity sales.

Jackson delivered record APE retail sales of £850 million in the first nine months of 2010, representing a 33 per cent increase over the same period in 2009.  Jackson achieved exceptionally strong new business margins in 2009, largely as a result of our ability to take advantage of extreme dislocation in the corporate bond market.  While recovery in the corporate bond market has led to somewhat lower new business margins due to lower spreads in 2010, we continue to write new business at aggregate Internal Rates of Return in excess of 20 per cent.

Total retail annuity net flows of £5.1 billion for the first nine months of 2010 represented a 56 per cent increase on the same period in 2009, reflecting the impacts of the significant increase in sales and continued low levels of surrender activity.  Jackson was the third-largest9 seller of individual annuities during the first half of 2010, with a market share of 7.7 per cent, up from fourth and a market share of 5.9 per cent for the full year 2009.

Variable annuity
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£683m	£432m	58%	£236m	£180m	31%

Variable annuity (VA) APE sales of £683 million in the first nine months of 2010 were 58 per cent higher than the same period in 2009 and higher than any previous full year VA sales.  This reflects customers' and distributors' continued flight to quality, the equity market rally that began in the second quarter of 2009, the relative consistency of Jackson's product offering, continued disruptions among some of our major competitors and increased distribution capacity.  Although we do not target volume or market share, these unique market conditions have meant that Jackson maintained its rank of fourth in variable annuity sales in the first half of 2010 (latest information available), while increasing its market share of new business sales to 10.510 per cent from 8.1 per cent for the full year 2009.  Perspective II (which allows our customers to custom build each contract based on their requirements) was again the top selling VA contract in both the independent and bank channels in the first half of 2010, and in the second quarter of 2010 Perspective II recorded the highest quarterly retail sales ever for an individual VA contract.

9 Source: Limra
10 Source: VARDS / Morningstar

This largely results from the severe contraction in the supply of VAs observed in the first half of the year, as the sales from some previously important players collapsed with an inversion of the dynamics between manufacturers and distributors: instead of fighting for 'shelf space', manufacturers who remained open for business were able to pick and choose between distributors and dictate their terms, at a time when customers continued to have a strong appetite for the product and the guarantees it provides.  Margins on variable annuities in 2010 of 67 per cent were lower than those reported in the first nine months of 2009 of 75 per cent, due to lower spread on the guaranteed funds, and lower assumed separate account returns. This was offset somewhat by an increase in the take-up rate on guaranteed benefits - particularly guaranteed minimum withdrawal benefits, leading to an absolute level of margins which remains very attractive.

In October, Jackson launched LifeGuard Freedom Flex, the company's first customisable guaranteed minimum withdrawal benefit, within its variable annuity line-up.  Freedom Flex extends the menu-driven construction that Jackson offers in its variable annuity products, giving investors the ability to build a personalised benefit based on their individual retirement planning objectives while paying only for those options elected.

Jackson will continue its disciplined approach to product design and pricing, even as competitors start to return to more competitive pre-crisis activity and behaviour.  This disciplined approach, along with its robust risk management and hedging program and commitment to product innovation, saw Jackson through the financial crisis and continues to provide Jackson with a long term sustainable competitive advantage in its market, despite signs of stronger competition re-emerging in the US VA market.

Fixed index annuity
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£84m	£106m	(21%)	£24m	£48m	(50%)

Fixed index annuity (FIA) APE sales of £84 million through the first nine months of 2010 were down 21 per cent from the same period of 2009 as Jackson emphasised sales of the higher margin VAs.  Jackson ranked11 fifth in sales of FIAs in the first half of 2010, with a market share of 6.0 per cent, down from fourth  and a market share of 7.5 per cent for the full year 2009.  FIA margins in 2010 were down from 2009 due to lower spread.

Fixed Annuity
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
APE	£65m	£84m	(23%)	£24m	£14m	71%

Jackson's strategy of managing fixed annuity volumes resulted in 2010 APE sales of £65 million, 23 per cent lower than the same period in 2009.  Jackson ranked12 eighth in sales of fixed deferred annuities in the first half of 2010, with a market share of 3.1 per cent, up from thirteenth and a market share of 2.2 per cent for the full year 2009.

b)  Asset management

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, had total assets under management of £3.0 billion at the end of September 2010 compared with £2.3 billion at the end of 2009. Curian generated record deposits of £976 million in the first nine months of 2010, up 93 per cent on 2009.

11 Source: Annuity Specs
12 Source: Limra

1.3 UK insurance operations
UK	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
Sales - APE	£548m	£534m	3%	£166m	£158m	5%
New Business Profit	£192m	£169m	14%
Margin - APE %	35%	32%	3pts

In the UK, Prudential continues to focus on balancing writing new business with sustainable cash generation and capital preservation.  By competing selectively in the UK's retirement savings and income markets, it successfully generates attractive returns on capital employed.

The business remains a market leader in both individual annuities and with-profits and has a unique combination of competitive advantages including longevity experience, multi-asset investment capabilities, a strong brand and financial strength.

Total APE sales of £548 million were up 3 per cent on the first nine months of 2009.  This performance was consistent with Prudential's strategy in the UK of not pursuing top-line sales growth as a business objective per se but instead deploying capital to opportunities that play to the core strengths of the business and generate the best returns. This has enabled us to continue growing our profitability.

The new business margin improved to 35 per cent in first nine months of 2010 from 32 per cent in the same period of 2009, primarily due to increased margins on with-profits bond business combined with strong margins achieved on shareholder-backed annuity business.

Sales of individual annuities of APE £160 million were 2 per cent down on the same period last year, mainly due to lower sales of conventional annuities. This was partly offset by strong sales of with-profit annuities which were up 54 per cent at APE £35 million.  We continue to actively manage the flow of external conventional annuities to control capital consumption.

Internal vestings sales of APE £93 million were 9 per cent lower than 2009, principally due to the number of customers retiring being lower than in the same period in 2009. Fewer Prudential customers invested in a conventional annuity than in the previous year, but there continues to be a positive shift in the number of Prudential customers choosing to take a with-profits annuity, with sales of APE £12 million up 55 per cent on the first nine months of 2009.

Sales of onshore bonds of APE £110 million were broadly flat compared with the corresponding period last year.  With-profits bond sales of APE £96 million were down 5 per cent on the exceptionally strong 2009 comparative. PruFund made up 77 per cent of total with-profits bond sales, with sales continuing to be driven by consumer demand for products offering a smoothed investment return and optional guarantees.

Sales of unit linked bonds of APE £14 million were 60 per cent higher, reflecting the success of our PruDynamic funds, launched in January 2010.

In September 2010, Prudential UK announced a five-year exclusive agreement with Santander to distribute its market-leading investment bonds in the UK. Prudential UK's Flexible Investment Plan, including PruFund, will be available to Santander's 25 million UK customers in 1,300 high street branches throughout the country. The new agreement will go live in 2011.  This agreement gives Prudential UK a new distribution channel alongside its existing IFA distribution, with PruFund Cautious in particular complementing Santander's existing advised product range, and forms part of our investment to build multi-channel distribution.

Within corporate pensions, Prudential UK continues to focus on driving sales through providing Additional Voluntary Contribution (AVC) arrangements to the public sector and targeting selective growth opportunities from the substantial existing Defined Contribution book of business.  Prudential UK has been the sole AVC provider to Teachers Pensions for 20 years and provides AVCs to 65 of the 99 Local Government Authorities in England & Wales. Corporate pensions sales of APE £169 million were 9 per cent above the first nine months of 2009. Existing schemes continue to provide growth opportunities from new members and additional contributions.

Sales of other products of APE £106 million increased by 4 per cent, with sales of the Flexible Retirement Plan, Prudential UK's individual pension product with customer agreed remuneration, of APE £17 million up 9 per cent.

In August 2010, our joint-venture partner Discovery SA announced the completion of the acquisition of Standard Life Healthcare and its combination with the PruHealth business.  As part of the transaction, Prudential UK reduced its shareholding in the combined PruHealth and PruProtect businesses to 25 per cent and sales are included on a proportionate basis from 1 August 2010.  Prudential UK's share of PruProtect sales was APE £14 million, an increase of 57 per cent over the corresponding period last year. PruHealth sales of APE £10 million were 6 per cent higher than 2009. At the end of September 2010 the combined Health business had approximately 700,000 lives insured.

1.4 M&G

	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
Retail business net inflows	£5.1bn	£5.7bn	(11%)	£1,742m	£1,656m	5%
Institutional business net inflows /(outflows)	£1.1bn	£5.4bn	(80%)	£(206)m	£856m	(124%)
Total net inflows	£6.2bn	£11.1bn	(44%)	£1,536m	£2,512m	(39%)

M&G is an investment-led business whose aim is to generate outstanding long-term returns for its third party investors and the internal funds of the Prudential Group.

M&G's strategy is to attract and retain the best people by providing an environment that nurtures investment talent. This enables us to deliver the level of returns that our clients have come to expect.  A core focus on investment performance, combined with a well-diversified business mix and established distribution capabilities, has helped M&G achieve a strong nine months as indicated by sales performance and the growth in funds under management.

2009 was an outstanding year for M&G that saw heavy purchases of our top-performing bond funds from investors seeking to exploit an exceptional opportunity in fixed income markets. Although it was expected that net new business would return to more normal levels this year, net inflows over the first nine months have still reached £6.2 billion, a year on year decrease of 44 per cent. In the third quarter, net inflows were £1.5 billion, down by 39 per cent from the £2.5 billion achieved over the same period last year.

Nevertheless, the Retail Business continues to be highly successful, with year to date net inflows of £5.1 billion, only £0.6 billion behind the record level achieved last year which as mentioned above, was assisted by exceptional market conditions. Maintaining a strong sales performance, and in some highly volatile markets, demonstrates M&G's strength in depth across all the main asset classes and sales channels. Indeed, M&G's Retail business in the UK has been number one for net retail sales over seven consecutive quarters, based on data to the end of June 2010.

Our market-leading bond fund range continued to attract a significant share of inflows, accounting for 49 per cent of net inflows over the year to date. The M&G Optimal Income Fund was the best-seller attracting £1.2 billion of net flows. However, against a background of continued recovery in equity markets, net inflows into M&G's equity fund range have risen to £2.0 billion including £0.8 billion into the M&G Recovery Fund. This equates to 39 per cent of total net flows and is up from 20 per cent in the previous year. The remainder of inflows were into M&G property funds. The asset mix of inflows has fluctuated over the period with equity and property funds dominating the first two quarters before a significant switch towards bonds in the third quarter.

The performance of M&G's funds has remained excellent. Over the three years to the end of September 2010, 38 per cent of our retail funds have delivered top quartile performance.

In the institutional market, M&G also attracted net new business with inflows of £1.1 billion for the first nine months. This compares with net inflows of £5.4 billion for the same period last year, which benefitted from a single £4 billion fixed income mandate.  Excluding this single mandate, net inflows in the institutional market have decreased by 23 per cent year on year.

Investment performance in the institutional business continues to be very strong, with all of our actively managed external mandates at or above benchmark over the three years to the end of September 2010.

M&G's total funds under management at 30 September 2010 were £191.2. billion, up 10 per cent on the 2009 year end and 13 per cent on the third quarter of 2009. Total external funds under management at 30 September 2010 were £82.9 billion, an increase of 18 per cent since the start of the year and 25 per cent on the third quarter of 2009. This latter increase was the combined result of fourth quarter 2009 flows of £2.4 billion, continued strong flows of £6.2 billion over the first nine months of 2010, and positive market movements.

M&G's exceptional sales performance in 2009 was not expected to be repeated in 2010. Net sales in 2010 remain positive however, against a background of ongoing excellent investment performance from M&G's flagship funds.

1.5 Asia Asset Management
	YTD 2010	YTD 2009	% change on YTD 09	Q3 2010	Q3 2009	% change on Q3 09
Retail and institutional business net inflows	£1,734m	£127m	1265%	£407m	£320m	27%
Money Market Funds net (outflows) / inflows (MMF)	£(1,766)m	£1,764m	(200%)	£(141)m	£115m	(223%)

Asia asset management has seen continued strong inflows in the higher margin Retail and Institutional business, an area of strategic focus, with net inflows in the quarter up 27 per cent to £407 million.  Our strategy to enhance sales contribution from the offshore client segment has started to deliver. For the quarter, our offshore funds business in Taiwan achieved record net inflows of £351 million.

The quarter also included robust gross inflows into Japan's Asia/Oceania High Dividend Equity Fund of £203 million and successful new product launches in China and Taiwan. The CITIC-Pru's Zengqiang Bond Fund launched by our joint venture business raised £108 million (at our 49 per cent shareholding), while the PCA Global High Yield Bond Fund, introduced in Taiwan, raised £113 million.

Total Funds Under Management (FUM) exceeded the £50 billion mark for the first time and closed the quarter at £50.3 billion. The overall FUM comprised of £21.5 billion from external clients, £24.4 billion from Prudential's Asia life funds and £4.4 billion from the rest of the Group.

Investment performance remained robust with 65 per cent of the funds managed by the Asia Asset Management team outperforming their benchmarks or achieving peer rankings within the top-two quartiles based on an average of one and three-year performance. Specifically, in China, the overall equity funds performance of the CITIC-Prudential team were rated top quartile by a local rating agency relative to its peers over a one and two-year period.

2. Financial Management

The Group remains focused on the proactive management of its balance sheet and risk profile. We continue to impose stringent stress testing on our key capital measures, ensuring we could withstand, both in the short and medium term, significant market shocks.

2.1 Capital Management

Our capital position remains strong. We have continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our Insurance Groups Directive (IGD) capital surplus was £3.4 billion at 30 September 2010, covering our capital requirements 2.6 times.  This compares to £3.4 billion at the end of 2009 and £3.4 billion at the half year 2010 (pre 2009 final and 2010 interim dividends respectively).

The movements within our IGD position since we disclosed our interim 2010 results reflects underlying earnings offset by payment of the interim dividend, investment in new business and foreign exchange movement.

As at 30 September 2010 stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 30 September 2010 levels would reduce the IGD surplus by £150 million;

• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £700 million;

• A 150bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £350 million;

• Credit defaults of ten times the expected level would reduce IGD surplus by £550 million.

In addition to our strong capital position, on a statutory (Pillar 1) basis the total credit reserve for the UK shareholder annuity funds also protects our capital position in excess of the IGD surplus.  This credit reserve as at 30 September 2010 was £1.8 billion. This represents 43 per cent of the portfolio spread over swaps, compared to 41 per cent at 31 December 2009, and 39 per cent as at 30 June 2010.

2.2 Credit

The Group's total debt securities portfolio on an IFRS basis is estimated at £111.2 billion at 30 September 2010, excluding holdings attributable to external unit holders of consolidated unit trusts. Of this total, £72.9 billion is in the UK, including £46.4 billion within the UK with-profits fund. Shareholder's risk exposure to the with-profits fund is limited as the solvency is protected by the inherited estate.  Outside the with-profits fund there is £4.9 billion in unit-linked funds where the shareholder risk is limited, with the remaining £21.6 billion backing the shareholder annuity business and other non-linked business (of which 79.5 per cent is rated AAA to A, 18.6 per cent BBB and 1.9 per cent non-investment grade). No defaults were reported in the third quarter of 2010 for UK shareholder backed business.

Asia's debt securities portfolio totals £9.5 billion, of which £5.6 billion is invested in unit-linked and with-profits funds with minimal shareholder risk and £3.9 billion is held by shareholder backed non-linked business.  No defaults were reported in the third quarter of 2010.

The most significant area of exposure to credit risk for the shareholder remains Jackson in the US. Jackson's fixed income portfolio at 30 September is estimated at £27.3 billion. As reported at 30 June 2010 the net unrealised gain position continues to steadily improve. Jackson's net unrealised gains have increased to £1.9 billion at 30 September 2010 from £1.2 billion at the end of 30 June 2010.

Gross unrealised losses on securities priced below 80 per cent of book value were £277 million at 30 September 2010 compared to £340 million at the end of 30 June 2010 and £594 million at the end of 2009.

In Jackson, total amounts charged to profits relating to debt securities in the third quarter 2010 were £23 million. This compares to £161 million for the first six months of 2010.  The total charged for the first nine months of 2010 was therefore £184 million (first nine months of 2009: £522 million). Jackson did not experience any defaults during the third quarter of 2010.  Write downs of impaired securities in the third quarter of 2010 were £26 million, of which £6 million were on Residential Mortgage Backed Securities (RMBS).  Write downs on corporate bonds totalled £1 million.

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776

Notes:

1.     Asia 2010 and 2009 comparative APE new business sales and new business profit (NBP) exclude the Taiwan agency business disposed of during the second quarter of 2009 and the Japanese insurance operations which we have closed to new business with effect from 15 February 2010.

2. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

3.     Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

4.     NBP assumptions for the period are detailed in the accompanying schedule 5. All references to NBP margins on pages 1 to 15 of this statement refer to margins on an APE basis, calculated as the ratio of new business profit to APE. New business profits are presented pre-tax.

5. There will be a conference call today for wire services at 7.30am (GMT) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3140 0668. Passcode: 511722#.

6. There will be a conference call today for analysts and investors at 9:30am (GMT) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3140 0668. Passcode: 862065#.

7. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0)20 3137 9137) or by calling the media office on +44 (0)20 7548 2466.

8. Financial Calendar:

Investor Day	1 December 2010
2010 Full Year Results	9 March 2011
First Quarter 2011 New Business Release	27 April 2011
AGM	19 May 2011
2011 Half Year Results	2 August 2011
Third Quarter 2011 New Business Release	8 November 2011

9.     Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless stated. An alternative method of presentation is on a constant exchange rate basis.

10.   Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £309 billion in assets under management (as at 30 June 2010). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

11. Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

Supplementary schedules

Schedule 1A - Reported Exchange Rates
Prudential plc - New Business -Q3 2010
INSURANCE OPERATIONS
	Single				Regular		Annual Equivalents(3)			PVNBP

	2010 Q3 YTD	2009 Q3 YTD	+/- (%)	2010 Q3 YTD	2009 Q3 YTD	+/- (%)	2010 Q3 YTD	2009 Q3 YTD	+/- (%)	2010 Q3 YTD	2009 Q3 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex Japan(1a)	666	511	30%	999	755	32%	1,066	806	32%	5,071	3,987	27%
US(1a)	8,335	6,224	34%	17	18	(6%)	850	640	33%	8,457	6,360	33%
UK	3,525	3,512	0%	195	183	7%	548	534	3%	4,463	4,372	2%
Group Total - ex Japan	12,526	10,247	22%	1,211	956	27%	2,464	1,980	24%	17,991	14,719	22%
Japan (1a)	11	50	(78%)	6	35	(83%)	7	40	(83%)	36	212	(83%)
Group Total	12,537	10,297	22%	1,217	991	23%	2,471	2,020	22%	18,027	14,931	21%

Asian Insurance Operations(1a)
Hong Kong	59	64	(8%)	189	144	31%	195	150	30%	1,161	931	25%
Indonesia	69	24	188%	181	124	46%	188	126	49%	688	431	60%
Malaysia	29	50	(42%)	126	79	59%	129	84	54%	679	474	43%
Philippines	39	6	550%	12	7	71%	16	8	100%	68	23	196%
Singapore	206	162	27%	97	64	52%	118	80	48%	865	653	32%
Thailand	11	11	0%	19	10	90%	20	11	82%	71	40	78%
Vietnam	1	1	0%	28	24	17%	28	24	17%	106	88	20%
SE Asia Operations inc. Hong Kong	414	318	30%	652	452	44%	693	484	43%	3,638	2,640	38%
China(8)	80	58	38%	34	28	21%	42	34	24%	242	193	25%
India(5)	39	37	5%	163	112	46%	167	116	44%	458	409	12%
Korea	36	28	29%	65	93	(30%)	69	96	(28%)	356	454	(22%)
Taiwan	97	70	39%	85	70	21%	95	77	23%	377	291	30%
Total Asia Operations - ex Japan	666	511	30%	999	755	32%	1,066	806	32%	5,071	3,987	27%

US Insurance Operations(1a)
Fixed Annuities	652	841	(22%)	-	-	0%	65	84	(23%)	652	841	(22%)
Fixed Index Annuities	844	1,055	(20%)	-	-	0%	84	106	(21%)	844	1,055	(20%)
Life	8	7	14%	17	18	(6%)	18	19	(5%)	130	143	(9%)
Variable Annuities	6,831	4,321	58%	-	-	0%	683	432	58%	6,831	4,321	58%
Total US Insurance Operations	8,335	6,224	34%	17	18	(6%)	850	640	33%	8,457	6,360	33%

UK & Europe Insurance Operations
Direct and Partnership Annuities	501	424	18%	-	-	0%	50	42	19%	501	424	18%
Intermediated Annuities	170	196	(13%)	-	-	0%	17	20	(15%)	170	196	(13%)
Internal Vesting Annuities	930	1,023	(9%)	-	-	0%	93	102	(9%)	930	1,023	(9%)
Total Individual Annuities	1,601	1,643	(3%)	-	-	0%	160	164	(2%)	1,601	1,643	(3%)
Corporate Pensions	194	143	36%	150	141	6%	169	155	9%	859	771	11%
On-shore Bonds	1,096	1,093	0%	-	-	0%	110	109	1%	1,097	1,095	0%
Other Products	606	604	0%	45	42	7%	106	102	4%	878	834	5%
Wholesale	28	29	(3%)	-	-	0%	3	3	0%	28	29	(3%)
Total UK & Europe Insurance Ops	3,525	3,512	0%	195	183	7%	548	534	3%	4,463	4,372	2%
Group Total - ex Japan	12,526	10,247	22%	1,211	956	27%	2,464	1,980	24%	17,991	14,719	22%

Schedule 1B - Current Exchange Rates
Prudential plc - New Business -Q3 2010
INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP

	Q3 2010 YTD	Q3 2009 YTD	+/- (%)	Q3 2010 YTD	Q3 2009 YTD	+/- (%)	Q3 2010 YTD	Q3 2009 YTD	+/- (%)	Q3 2010 YTD	Q3 2009 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex Japan(1b)	666	542	23%	999	814	23%	1,066	868	23%	5,071	4,261	19%
US(1b)	8,335	6,258	33%	17	18	(6%)	850	644	32%	8,457	6,397	32%
UK	3,525	3,512	0%	195	183	7%	548	534	3%	4,463	4,372	2%
Group Total - ex Japan	12,526	10,312	21%	1,211	1,015	19%	2,464	2,046	20%	17,991	15,030	20%
Japan(1b)	11	53	(81%)	6	38	(84%)	7	43	(84%)	36	226	(85%)
Group Total	12,537	10,365	21%	1,217	1,053	16%	2,471	2,089	18%	18,027	15,256	18%

Asian Insurance Operations(1b)
Hong Kong	59	64	(8%)	189	144	31%	195	150	30%	1,161	935	24%
Indonesia	69	28	146%	181	145	25%	188	148	27%	688	506	36%
Malaysia	29	55	(47%)	126	87	45%	129	93	39%	679	521	30%
Philippines	39	6	550%	12	7	71%	16	8	100%	68	24	183%
Singapore	206	174	18%	97	69	41%	118	86	37%	865	699	24%
Thailand	11	12	(8%)	19	11	73%	20	12	67%	71	43	65%
Vietnam	1	-	0%	28	23	22%	28	23	22%	106	82	29%
SE Asia Operations inc. Hong Kong	414	339	22%	652	486	34%	693	520	33%	3,638	2,810	29%
China(8)	80	58	38%	34	29	17%	42	35	20%	242	195	24%
India(5)	39	40	(3%)	163	120	36%	167	124	35%	458	437	5%
Korea	36	31	16%	65	106	(39%)	69	109	(37%)	356	513	(31%)
Taiwan	97	74	31%	85	73	16%	95	80	19%	377	306	23%
Total Asia Operations - ex Japan	666	542	23%	999	814	23%	1,066	868	23%	5,071	4,261	19%

US Insurance Operations(1b)
Fixed Annuities	652	846	(23%)	-	-	0%	65	85	(24%)	652	846	(23%)
Fixed Index Annuities	844	1,061	(20%)	-	-	0%	84	106	(21%)	844	1,061	(20%)
Life	7	5	40%	17	18	(6%)	18	19	(5%)	130	144	(10%)
Variable Annuities	6,831	4,346	57%	-	-	0%	683	435	57%	6,831	4,346	57%
Total US Insurance Operations	8,335	6,258	33%	17	18	(6%)	850	644	32%	8,457	6,397	32%

UK & Europe Insurance Operations
Direct and Partnership Annuities	501	424	18%	-	-	0%	50	42	19%	501	424	18%
Intermediated Annuities	170	196	(13%)	-	-	0%	17	20	(15%)	170	196	(13%)
Internal Vesting Annuities	930	1,023	(9%)	-	-	0%	93	102	(9%)	930	1,023	(9%)
Total Individual Annuities	1,601	1,643	(3%)	-	-	0%	160	164	(2%)	1,601	1,643	(3%)
Corporate Pensions	194	143	36%	150	141	6%	169	155	9%	859	771	11%
On-shore Bonds	1,096	1,093	0%	-	-	0%	110	109	1%	1,097	1,095	0%
Other Products	606	604	0%	45	42	7%	106	102	4%	878	834	5%
Wholesale	28	29	(3%)	-	-	0%	3	3	0%	28	29	(3%)
Total UK & Europe Insurance Ops	3,525	3,512	0%	195	183	7%	548	534	3%	4,463	4,372	2%
Group Total - ex Japan	12,526	10,312	21%	1,211	1,015	19%	2,464	2,046	20%	17,991	15,030	20%

Schedule 2A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2010
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2009				2010

	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex Japan(1a)(7)	276	248	282	403	359	354	353
US(1a)(7)	184	208	249	272	255	305	290
UK	180	197	158	189	193	189	166
Group Total - ex Japan	640	652	689	864	807	848	809
Japan(1a)(7)	17	12	11	12	7	0	0
Group Total	656	664	700	876	814	848	809

Asian Insurance Operations(1a)(7)
Hong Kong	46	49	55	91	68	62	65
Indonesia	38	46	43	64	61	68	59
Malaysia	24	29	32	62	36	41	52
Philippines	2	2	3	4	5	5	6
Singapore	22	30	29	48	33	42	43
Thailand	4	3	4	4	5	8	7
Vietnam	5	9	9	11	8	10	10
SE Asia Operations inc. Hong Kong	141	168	175	284	216	236	242
China(8)	11	11	13	11	14	13	15
India(5)	56	20	40	52	73	46	48
Korea	37	29	30	26	22	24	23
Taiwan	31	20	26	30	34	35	25
Total Asian Insurance Operations - ex Japan	276	248	282	403	359	354	353

US Insurance Operations(1a)(7)
Fixed Annuities	48	22	14	21	18	24	24
Fixed Index Annuities	25	33	48	38	30	30	24
Life	6	6	6	6	6	5	6
Variable Annuities	105	147	180	207	201	246	236
Total US Insurance Operations	184	208	249	272	255	305	290

UK & Europe Insurance Operations
Direct and Partnership Annuities	13	14	15	17	20	16	14
Intermediated Annuities	6	8	6	5	6	6	5
Internal Vesting annuities	39	34	30	33	33	31	29
Total Individual Annuities	58	56	50	55	59	53	48
Corporate Pensions	52	62	41	55	60	62	48
On-shore Bonds	34	42	34	35	33	36	41
Other Products	35	35	33	41	40	38	27
Wholesale	1	1	1	3	1	-	2
Total UK & Europe Insurance Operations	180	197	158	189	193	189	166
Group Total - ex Japan	640	652	689	864	807	848	809

Schedule 2B - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2010
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2009				2010

	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex Japan(1b)(7)	284	270	314	433	359	354	353
US(1b)(7)	173	209	262	287	255	305	290
UK	180	197	158	189	193	189	166
Group Total - ex Japan	636	675	735	908	807	848	809
Japan(1b)(7)	16	14	13	13	7	0	0
Group Total	652	690	748	921	814	848	809

Asian Insurance Operations(1b)(7)
Hong Kong	43	49	58	95	68	62	65
Indonesia	45	54	49	72	61	68	59
Malaysia	24	32	37	70	36	41	52
Philippines	2	2	3	5	5	5	6
Singapore	22	32	32	50	33	42	43
Thailand	4	4	4	4	5	8	7
Vietnam	5	9	9	10	8	10	10
SE Asia Operations inc. Hong Kong	144	183	193	306	216	236	242
China(8)	11	11	14	12	14	13	15
India(5)	56	23	45	55	73	46	48
Korea	42	32	35	26	22	24	23
Taiwan	31	22	28	34	34	35	25
Total Asian Insurance Operations - ex Japan	284	270	314	433	359	354	353

US Insurance Operations(1b)(7)
Fixed Annuities	45	23	16	23	18	24	24
Fixed Index Annuities	23	33	50	40	30	30	24
Life	6	6	6	6	6	5	6
Variable Annuities	98	147	190	217	201	246	236
Total US Insurance Operations	173	209	262	287	255	305	290

UK & Europe Insurance Operations
Direct and Partnership Annuities	13	14	15	17	20	16	14
Intermediated Annuities	6	8	6	5	6	6	5
Internal Vesting annuities	39	34	30	33	33	31	29
Total Individual Annuities	58	56	50	55	59	53	48
Corporate Pensions	52	62	41	55	60	62	48
On-shore Bonds	34	42	34	35	33	36	41
Other Products	35	35	33	41	40	38	27
Wholesale	1	1	1	3	1	-	2
Total UK & Europe Insurance Operations	180	197	158	189	193	189	166
Group Total - ex Japan	636	675	735	908	807	848	809

Schedule 3 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2010
INVESTMENT OPERATIONS - BY QUARTER

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	62,279	61,703	72,336	85,016	89,780	96,746	96,015
Net Flows	2,725	7,344	2,898	2,450	1,203	3,173	1,802
- Gross Inflows	19,154	25,567	26,394	24,942	24,173	27,182	25,727
- Redemptions	(16,429)	(18,223)	(23,496)	(22,492)	(22,970)	(24,009)	(23,925)
Other Movements	(3,301)	3,289	9,782	2,314	5,763	(3,904)	6,634
Total Group Investment Operations	61,703	72,336	85,016	89,780	96,746	96,015	104,451

M&G
Retail
Opening FUM	19,142	19,671	23,324	28,504	31,059	34,069	33,724
Net Flows	2,207	1,863	1,656	1,790	1,454	1,922	1,742
- Gross Inflows	3,325	3,126	3,315	3,802	4,190	4,450	3,986
- Redemptions	(1,118)	(1,263)	(1,659)	(2,012)	(2,736)	(2,528)	(2,244)
Other Movements	(1,678)	1,790	3,524	765	1,556	(2,267)	2,766
Closing FUM	19,671	23,324	28,504	31,059	34,069	33,724	38,232
Institutional(4)
Opening FUM	27,855	26,865	32,597	37,731	39,247	42,155	41,946
Net Flows	336	4,219	856	551	435	863	(206)
- Gross Inflows	1,083	5,097	2,495	2,632	2,151	2,581	1,630
- Redemptions	(747)	(878)	(1,639)	(2,081)	(1,716)	(1,718)	(1,836)
Other Movements	(1,326)	1,513	4,278	965	2,473	(1,072)	2,954
Closing FUM	26,865	32,597	37,731	39,247	42,155	41,946	44,694
Total M&G Investment Operations	46,536	55,921	66,235	70,306	76,224	75,670	82,926
Asia
Equity/Bond/Other(9)
Opening FUM	10,570	10,038	10,636	12,492	13,122	14,923	14,497
Net Flows	(370)	174	322	57	166	1,031	446
- Gross Inflows	911	1,083	1,725	1,512	1,713	3,414	3,248
- Redemptions	(1,281)	(909)	(1,403)	(1,455)	(1,547)	(2,383)	(2,802)
Other Movements	(162)	424	1,534	573	1,635	(1,457)	882
Closing FUM	10,038	10,636	12,492	13,122	14,923	14,497	15,825

Third Party Institutional Mandates
Opening FUM	789	799	859	1,008	1,450	1,549	1,604
Net Flows	1	2	(2)	372	5	125	(39)
- Gross Inflows	24	10	5	378	12	137	14
- Redemptions	(23)	(8)	(7)	(6)	(7)	(12)	(53)
Other Movements	9	58	151	70	94	(70)	115
Closing FUM	799	859	1,008	1,450	1,549	1,604	1,680

MMF
Opening FUM	3,873	4,286	4,882	5,281	4,902	4,050	4,244
Net Flows	554	1,095	115	(321)	(857)	(768)	(141)
- Gross Inflows	13,808	16,248	18,854	16,618	16,107	16,600	16,849
- Redemptions	(13,254)	(15,153)	(18,739)	(16,939)	(16,964)	(17,368)	(16,990)
Other Movements	(141)	(499)	284	(58)	5	962	(83)
Closing FUM	4,286	4,882	5,281	4,902	4,050	4,244	4,020

Total Asian Investment Operations	15,123	16,377	18,781	19,474	20,522	20,345	21,525

Schedule 3 (cont.) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2010
INVESTMENT OPERATIONS - BY QUARTER

US
Retail
Opening FUM	50	44	38	-	-	-	-
Net Flows	(3)	(9)	(49)	1	-	-	-
- Gross Inflows	3	3	-	-	-	-	-
- Redemptions	(6)	(12)	(49)	1	-	-	-
Other Movements	(3)	3	11	(1)	-	-	-
Closing FUM	44	38	-	-	-	-	-

Curian Capital - FUM (6)	1,613	1,646	2,041	2,260	2,708	2,781	3,038

Schedule 4 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2010
TOTAL INSURANCE NEW BUSINESS PROFIT AND MARGIN (% APE AND % PVNBP)

	2009				2010
	Q1 YTD	Q2 YTD	Q3 YTD	Q4 YTD	Q1 YTD	Q2 YTD	Q3 YTD
Annual Equivalent(3)	£m	£m	£m	£m	£m	£m	£m
Total Asian Insurance Operations - ex Japan	276	524	806	1,209	359	713	1,066
Total US Insurance Operations	184	392	640	912	255	560	850
Total UK & Europe Insurance Operations	180	376	534	723	193	382	548
Group Total - ex Japan	640	1,292	1,980	2,844	807	1,655	2,464
Japan	17	29	40	52	7	7	7
Group Total	657	1,321	2,020	2,896	814	1,662	2,471

New business profit (2)
Total Asian Insurance Operations - ex Japan	136	286	465	725	183	396	621
Total US Insurance Operations	140	292	482	664	175	361	532
Total UK & Europe Insurance Operations	60	122	169	230	69	135	192
Group Total - ex Japan	336	700	1,116	1,619	427	892	1,345
Japan	(4)	(9)	(12)	(12)	(1)	(1)	(1)
Group Total	332	691	1,104	1,607	426	891	1,344

New business margin (% of APE)
Total Asian Insurance Operations - ex Japan	49%	55%	58%	60%	51%	56%	58%
Total US Insurance Operations	76%	74%	75%	73%	69%	64%	63%
Total UK & Europe Insurance Operations	33%	32%	32%	32%	36%	35%	35%
Group Total - ex Japan	53%	54%	56%	57%	53%	54%	55%
Japan	(24%)	(31%)	(30%)	(23%)	(14%)	(14%)	(14%)
Group Total	51%	52%	55%	56%	52%	54%	54%

PVNBP(3)
Total Asian Insurance Operations - ex Japan	1,297	2,551	3,987	5,982	1,581	3,316	5,071
Total US Insurance Operations	1,840	3,889	6,360	9,048	2,538	5,569	8,457
Total UK & Europe Insurance Operations	1,490	3,062	4,372	5,902	1,557	3,081	4,463
Group Total - ex Japan	4,627	9,502	14,719	20,932	5,676	11,966	17,991
Japan	82	155	212	263	32	34	36
Group Total	4,709	9,657	14,931	21,195	5,708	12,000	18,027

New business profit (2)
Total Asian Insurance Operations - ex Japan	136	286	465	725	183	396	621
Total US Insurance Operations	140	292	482	664	175	361	532
Total UK & Europe Insurance Operations	60	122	169	230	69	135	192
Group Total - ex Japan	336	700	1,116	1,619	427	892	1,345
Japan	(4)	(9)	(12)	(12)	(1)	(1)	(1)
Group Total	332	691	1,104	1,607	426	891	1,344

New business margin (% of PVNBP)
Total Asian Insurance Operations - ex Japan	10.5%	11.2%	11.7%	12.1%	11.6%	11.9%	12.2%
Total US Insurance Operations	7.6%	7.5%	7.6%	7.3%	6.9%	6.5%	6.3%
Total UK & Europe Insurance Operations	4.0%	4.0%	3.9%	3.9%	4.4%	4.4%	4.3%
Group Total - ex Japan	7.3%	7.4%	7.6%	7.7%	7.5%	7.5%	7.5%
Japan	(4.9%)	(5.8%)	(5.7%)	(4.6%)	(3.1%)	(2.9%)	(2.8%)
Group Total	7.1%	7.2%	7.4%	7.6%	7.5%	7.4%	7.5%

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
The valuation of new business represents profits determined on the following basis.  Non-economic assumptions used in the calculation of the new business contribution for year to date Q3 2010 and year to date Q3 2009 are consistent with those at 30 June 2010 and 30 June 2009 respectively with the exception of UK immediate annuity business where the mortality assumptions have been updated to reflect those at 30 September 2010 and 30 September 2009.

New business target spreads for US operations reflect assumptions at the end of the period.  In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Principal economic assumptions
In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong. Except in respect of the projected returns of holdings of Asian debt and equity securities for those countries where long-term fixed interest markets are less established, the 'active' basis of assumption setting has been applied in preparing the results of all the Group's US and UK long-term business operations.

For countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations. Similarly, the projected returns on holdings of Asian securities in these territories by other Group businesses are set on the same basis.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.25 per cent to 8.6 per cent as at 30 September 2010 (30 June 2010: 3.25 per cent to 8.6 per cent; 30 September 2009: 3.0 per cent to 7.5 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asian operations

30 September 2010
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iv)					(notes iii, iv)		(note iv)
	%	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.5	4.2	12.5	13.7	-	6.8	8.6	15.75	6.3	7.7	13.75	15.75
Government bond yield	7.0	2.55	7.5	9.0	1.5	4.15	5.75	9.0	4.75	5.5	7.0	9.0

30 June 2010
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iv)					(notes iii, iv)		(note iv)
	%	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.5	4.6	12.5	13.7	-	7.8	8.5	15.75	6.3	7.7	13.75	15.75
Government bond yield	7.0	3.0	7.5	9.0	1.7	5.0	5.75	9.0	4.75	5.5	7.0	9.0

30 September 2009
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iv)					(notes iii, iv)		(note iv)
	%	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	11.75	4.9	14.25	15.25	5.1	9.35	8.9	15.75	5.6	9.0	13.0	16.75
Government bond yield	8.25	3.3	9.25	10.25	1.9	5.4	6.5	9.25	4.25	5.5	6.75	10.25

	Asia Total
	30 Sep 2010	30 Jun 2010	30 Sep 2009
	%	%	%
New business weighted risk discount rate (note (i)) (excluding Japan)	8.9	9.1	9.2

Notes
i	The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result.
ii	The assumptions shown are for US dollar denominated business which comprises the largest proportion of the Hong Kong business.
iii	The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.
iv	The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	30 Sep 2010	30 Jun 2010	30 Sep 2009
	%	%	%
Hong Kong	6.55	7.0	7.3
Malaysia	11.7	11.7	12.4
Singapore	10.7	10.7	10.2

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

US operations
	30 Sep 2010%	30 Jun 2010%	30 Sep 2009%
Assumed new business spread margins: note ii
Fixed Annuity business (including the proportion of variable annuity business invested in the general account):note i
First five years:
January to June issues	2.0	2.0	2.75
July to September issues	2.0	n/a	2.25
Long-term assumption	2.0	2.0	2.0
Fixed Index Annuity business
January to June issues	2.5	2.5	3.5
July to September issues	2.5	n/a	2.5
New business risk discount rate
Variable annuity	7.0	7.5	7.3
Non-variable annuity	4.8	5.3	4.1
Weighted average total	6.7	7.2	6.3
US 10-year treasury bond rate at end of period	2.55	3.0	3.3
Pre-tax expected long-term nominal rate of return for US equities	6.5	7.0	7.3

Notes

i       For the period ended 30 September 2009, the spread assumptions for new tranches of fixed annuity business (including the proportion of variable annuity business invested in the general account) include a provision that crediting rates and spreads will normalise in the future. Thus, the assumption for new business spreads shown above applies for the first five years before normalising over the following 10 years to the long-term assumption of 2.0 per cent. The valuation of new business takes into account an assumed associated risk of increased lapse under certain interest rate scenarios.

ii Credit risk treatment

        The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates.  Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships.  The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread of 1.25 per cent over 10 years.  The expected spread on new business has been determined after allowing for a Risk Margin Reserve (RMR) allowance of 25 basis points for longer-term defaults for all periods shown above.

In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

UK operations

	30 Sep 2010%	30 June 2010%	30 Sep 2009%
Shareholder-backed annuity business:note i
New business risk discount rate	7.1	7.3	8.8

Pre-tax expected long-term nominal rate of return:
Fixed annuities	4.9	5.0	5.9
Inflation-linked annuities	5.3	5.1	6.0

Other business:
New business risk discount rate note ii	6.35	6.6	7.3

Pre-tax expected long-term nominal rates of investment return:
UK equities	7.5	8.0	7.95
Gilts	3.5	4.0	3.95
Corporate bonds	5.2	5.6	5.4
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	6.1	6.5	6.5
Life business	5.3	5.7	5.7

Notes

i       For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, credit risk premium and short-term downgrades and defaults.  For the purposes of presentation in the EEV results, the results on this basis are reconfigured.  Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and additional short-term default allowance are incorporated into the risk margin included in the discount rate. The credit assumptions used in the MCEV calculations and the residual liquidity premium element of the bond spread over swap rates for shareholder-backed annuity new business are as follows:

	30 Sep 2010 (bps)	30 Jun 2010 (bps)	30 Sep 2009 (bps)
Bond spread over swap rates	116	110	216
Total credit risk allowance	37	37	53
Liquidity premium	79	73	163

ii The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

Schedule 6

Group Debt Securities at 30 September 2010

1    IFRS balance sheet fair value
      The Group's investments in debt securities at 30 September 2010 excluding holdings attributable to external unit holders are as follows:
	With-profit	Unit-linked and variable annuity	Other shareholder backed business	Total
	(note 1a)	(note 1a)
	£bn	£bn	£bn	£bn
UK insurance operations (Notes 1b and 1c)	46.4	4.9	21.6	72.9
Jackson National Life (Notes 1d and 3)	-	-	27.3	27.3
Asia insurance operations	3.1	2.5	3.9	9.5
Other operations	-	-	1.5	1.5
Total	49.5	7.4	54.3	111.2

      Notes

       1(a)  Shareholders are not directly exposed to value movements on assets backing with-profit, unit linked, and variable annuity business.

1(b)  Of the £21.6 bn of debt securities for UK annuity and other non-linked shareholder backed business 30.3 per cent was rated AAA, 12.0 per cent AA, 37.2 per cent A, 18.6 per cent BBB and 1.9 per cent other.

1(c) For UK annuity business provision is made for possible future credit related losses. At 30 September 2010, a provision of £1.8 billion was held.

       1(d)  Jackson debt securities comprise:

	30 Sept 2010	30 June 2010
	£m	£m
Government Securities	2,784	2,669
Corporate securities (95% investment grade)	17,962	17,782
Residential mortgage backed securities (60% government agency; 23% for pre 2006/2007 vintages; £521m for 2006/2007 vintages of which £407m is for the senior part of the capital structure)	3,144	3,343
Commercial mortgage backed securities	2,429	2,494
Other debt securities	983	1,083
Total	27,302	27,371

2    Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder backed business

      2.1  Jackson National Life

       In general, the debt securities of Jackson are purchased with the intention and the ability to hold them for the longer-term.

The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realised losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealised appreciation and depreciation are recorded as a movement directly in other comprehensive income.

Jackson continues to review its investments on a case-by-case basis to determine whether any decline in estimated future cash flows represents an impairment and therefore requiring an accounting write-down. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through the income statement.

The defaults, write-downs and losses on sales of impaired and deteriorating bonds (net of recoveries) for the three months to 30 September 2010 were as follows:

	Defaults	Bond write downs	Losses on sales of impaired and deteriorating bonds (net of recoveries)
	£m	£m	£m
Corporate debt securities	-	1	-
Residential mortgage backed securities	-		-
Prime	-	2	-
Alt-A	-	4	-
Sub-prime	-	-	-
Other	-	19	(3)
Total	-	26	(3)

2.2  Other operations

For the Group's operations, other than Jackson National Life, debt securities are accounted for on a fair value through P&L basis with all value movements recorded in the income statement. There were no defaults in the third quarter of 2010 for these debt securities of other shareholder backed business.

3    Jackson National Life - securities in an unrealised loss position

For Jackson's securities classified as available-for-sale under IAS 39, at 30 September 2010 there was a net unrealised gain position of £1,930 million. This amount comprised £2,305 million of gross unrealised gains and £375 million of gross unrealised losses on individual securities. Under IFRS unrealised losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the income statement in full. Note 2.1 shows the element of write downs in the third quarter of 2010. Included within the gross unrealised losses is £277 million for securities which are valued at less than 80 per cent of book value, of which 5 per cent have been at this level for less than 6 months.

IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

a) Movements in the values for the 3 months to 30 September 2010:

Movements in the values of available-for-sale securities for the three months to 30 September 2010 are included in the table shown below:

	Change reflected in other comprehensive income
	30 September 2010	Movement in Quarter 3	Foreign exchange translation*	Quarter 3 including Foreign exchange	30 June 2010
	£m	£m	£m	£m	£m
Assets fair valued at below book value
Book value	2,290	(1,335)	(171)	(1,506)	3,796
Unrealised loss	(375)	121	25	146	(521)
Fair value (as included in the balance sheet)	1,915	(1,214)	(146)	(1,360)	3,275
Assets fair valued at or above book value
Book value	23,022	1,903	(1,157)	746	22,276
Unrealised gain	2,305	710	(97)	613	1,692
Fair value (as included in the balance sheet)	25,327	2,613	(1,254)	1,359	23,968
Total
Book value	25,312	568	(1,328)	(760)	26,072
Net unrealised gain	1,930	831	(72)	759	1,171
Fair value (as included in the balance sheet)	27,242	1,399	(1,400)	(1)	27,243

b) Fair value of securities in an unrealised loss position as a percentage of book value
(i) Fair value of securities as a percentage of book value

The unrealised losses in the Jackson balance sheet on unimpaired securities are £375 million (30 June 2010: £521 million) relating to assets with fair market value and book value of £1,915 million (30 June 2010: £3,275 million) and £2,290 million (30 June 2010: £3,796 million) respectively.

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:
	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sept 2010	30 Sept 2010	30 June 2010	30 June 2010
	£m	£m	£m	£m
Between 90% and 100%	1,159	(41)	2,133	(70)
Between 80% and 90%	372	(57)	661	(111)
Below 80%	384	(277)	481	(340)
	1,915	(375)	3,275	(521)

(ii) Fair value of sub-prime and Alt-A securities as a percentage of book value

Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealised loss position for various percentages of book value of:
	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sept 2010	30 Sept 2010	30 June 2010	30 June 2010
	£m	£m	£m	£m
Between 90% and 100%	122	(8)	118	(6)
Between 80% and 90%	60	(10)	95	(16)
Below 80%	77	(32)	103	(48)
	259	(50)	316	(70)

c) Securities whose fair value were below 80 per cent of the book value

As shown in the table above, £277 million (30 June 2010: £340 million) of the £375 million (30 June 2010: £521 million) of gross unrealised losses at 30 September 2010 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £277 million (30 June 2010: £340 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sept 2010	30 Sept 2010	30 June 2010	30 June 2010
	£m	£m	£m	£m
Less than 3 months	32	(9)	36	(11)
3 months to 6 months	15	(5)	6	(3)
More than 6 months	337	(263)	439	(326)
	384	(277)	481	(340)

For securities valued at less than 80 per cent of book value, 76 per cent are investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sept 2010	30 Sept 2010	30 June 2010	30 June 2010
	£m	£m	£m	£m
RMBS
Prime	103	(49)	144	(66)
Alt-A	20	(6)	39	(15)
Sub-prime	57	(26)	64	(33)
Total	180	(81)	247	(114)
Commercial mortgage backed securities	13	(32)	26	(57)
Other asset backed securities	136	(137)	135	(142)
Total structured securities	329	(250)	408	(313)
Corporates	55	(27)	73	(27)
Total	384	(277)	481	(340)

* Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.5758 at 30 September 2010 (30 June 2010 $1.4961). Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.5509 for the 3 months to 30 September 2010.

Schedule 7 - BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our 2009 Annual Report and 2010 Half Year Financial Report and the assumptions set out in schedule 5.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Notes to Schedules 1 - 6

(1a)	Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson for the nine months ended 30 September 2010 is 1.53.
(1b)	Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson for the nine months ended 30 September 2010 is 1.53.
(2)	New business values are all presented pre-tax.
(3)
Annual Equivalents, calculated as regular new business contributions plus 10 per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6)	Balance Sheet figures have been calculated at the closing exchange rate.
(7)
Sales are converted using the year to date average exchange rate applicable at the time.  The sterling results for individual quarters in 2009 represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 November 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Clive Burns

Clive Burns
Head of Group Secretariat